EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”),

To:          The Tel Aviv Stock Exchange
The Israeli Securities Authority

On May 15, 2014, the Company's Board of Directors approved a budget of approximately NIS 116.5 million for the early retirement of approximately 101 employees on the early retirement track, in accordance with the terms of the December 2006 collective agreement, as amended in December 2010. The Board also approved the early retirement of additional employees under an increased severance pay track, in accordance with the Company's needs.

In light of the foregoing, the Company expects to record an entry for the foregoing in its financial statements for the second quarter of 2014, aggregating approximately NIS 116.5 million.

The above information constitutes a translation of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.